Exhibit 99.1

SPI Energy Issues $4.21 Million 10% Convertible Promissory Note with $20 per Share Conversion Price

SANTA CLARA, CA / ACCESSWIRE / Feb 2, 2021 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company"), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced that on Feb 1, 2021, it issued a $4.21 million 10% convertible promissory note to Streeterville Capital, LLC, a Utah limited liability company.

The convertible promissory note, which was approved by SPI’s board of directors, bears interest at the rate of 10% per annum and has a maturity date of January 31, 2022. All or any portion of the note is convertible into ordinary shares of SPI at a conversion price of $20.00 per share. The convertible promissory note was issued in a private placement in reliance on Regulation D promulgated under the Securities Act of 1933, as amended.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Copies of the securities purchase agreement and the convertible promissory note relating to this financing can be obtained at the SEC's website at www.sec.gov.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

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Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

Dave Gentry
RedChip Companies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

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